BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

July 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Jeff Long

Re:	CGM Trust with respect to its series CGM Focus Fund, CGM Mutual Fund and CGM Realty Fund (each a “Fund”) (File No. 811-00082)

Dear Mr. Long:

On behalf of our client, CGM Trust, a Massachusetts business trust (the “Registrant”), per your request, I am writing to respond to your comments on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Funds’ annual reports to shareholders on Form N-CSR and other filings with the Commission for the fiscal year ended December 31, 2011, which comments and responses we discussed by telephone on July 5, 2012. Your comments and the Registrant’s responses are set forth below.

1.

The report of the Registrant’s independent public accounting firm filed as an exhibit to the Registrant’s semi-annual report on Form N-SAR filed with the Commission on February 22, 2012 was unsigned. Please re-file a signed copy of the letter.

Response:

In response to the Staff’s comment, on July 12, 2012 the Registrant filed with the Commission an amended semi-annual report on Form N-SAR, which filing included as an exhibit a report of the Registrant’s independent public accounting firm that included in the signature block the name of the Registrant’s accounting firm.

2.

The Staff observed that the line graph in each Fund’s annual report to shareholders on Form N-CSR filed with the Commission on February 26, 2012 shows the performance of the Fund and its benchmark or benchmarks, but that the table appearing with each graph provides performance data only with respect to the Fund itself. The Staff stated that the Registrant’s presentation of information in the data table is consistent with the requirements set forth in Item 27(b)(7)(ii)(B), but also noted that the Staff considers it helpful to include benchmark performance data in the table as well.

Response:

The Registrant has considered the Staff’s comment and wishes to inform the Staff that it intends to include benchmark performance information in the data table in future annual reports to shareholders, but reserves the right to change its approach to disclosure of performance information in the future.

3.

The Staff noted that, from time to time, a Fund will report that over 5% of the assets of the Fund are invested in securities of a single issuer. While acknowledging that such ownership of securities of a single issuer is not necessarily problematic, the Staff asked that the Registrant confirm that each of the Funds is a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M”).

Response:

The Registrant advises the Staff that, pursuant to policies and procedures adopted by the Funds and overseen by the Funds’ chief compliance officer, the Funds’ adviser regularly monitors the Funds’ holdings to ensure that each Fund continues to qualify as a “regulated investment company” under Subchapter M. The Registrant hereby confirms that each of the Funds is a “regulated investment company” under Subchapter M.

4.

In furtherance of its observation as to the Funds’ holdings in single issuers, the Staff also requested that the Registrant confirm that each of the Funds that purports to be a “diversified company” is in compliance with the definition of such term under Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “Act”).

Response:

Two of the Funds, CGM Mutual Fund and CGM Realty Fund, are classified as “diversified companies” within the meaning of Section 5(b)(1) of the Act. The Registrant advises the Staff that, pursuant to policies and procedures adopted by the Funds and overseen by the Funds’ chief compliance officer, the Funds’ adviser monitors the holdings of CGM Mutual Fund and CGM Realty Fund on a daily basis to ensure that each Fund continues to meet the definition of “diversified company.” The Registrant further informs the Staff that neither of these Funds has purchased securities of any one issuer such that, at the time of purchase, such securities represented more than 5% of the total assets of the Fund. When securities of an issuer have represented more that 5% of the total assets of one of these Funds, that has been due to appreciation of such securities, consistent with and as permitted by Section 5(c) of the Act. Accordingly, the Registrant confirms that each of CGM Mutual Fund and CGM Realty Fund is a “diversified company within the meaning of Section 5(b)(1) of the Act.

* * *

In addition to this response letter, as requested, the Registrant is furnishing the “Tandy” representation letter attached as Exhibit A hereto.

Please feel free to call me at 617-951-8267 if you have any questions about this letter or would like to discuss these matters further.

Sincerely,

/s/ Barry N. Hurwitz

Barry N. Hurwitz

Exhibit A

CGM Trust

One International Place

Boston, MA 02110

July 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Jeff Long

Re:	CGM Trust (the “Registrant”) with respect to its series CGM Focus Fund, CGM Mutual Fund and CGM Realty Fund (each a “Fund”) (File No. 811-00082)

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Funds’ annual reports to shareholders on Form N-CSR and other filings with the Commission for the fiscal year ended December 31, 2011, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CGM Trust

By:	/s/ Robert L. Kemp
Name:	Robert L. Kemp
Title:	President